FOIA Confidential Treatment Requested by The Container Store Group, Inc. Pursuant to Rule 83 (17 C.F.R. § 200.83)

March 11, 2015

VIA EDGAR SUBMISSION

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             The Container Store Group, Inc.

Form 10-Q for the Quarterly Period Ended November 29, 2014

Response Dated February 19, 2015

File No. 1-36161

Dear Mr. Thompson:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 2, 2015 to Jodi L. Taylor, the Company’s Chief Financial Officer.  For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

This response letter omits certain confidential information included in the unredacted version of this letter, which was filed separately with the Commission, with asterisks denoting such omissions.

COMMENT

Notes to consolidated financial statements (unaudited)

Description of business and basis of presentation, page 8

1.              Please refer to comment 2 and provide us with further details as to how you determined that the correction was not material to estimated income for the full fiscal year. You state the adjustment of the error was less than 5% of your forecasted pre-tax income for fiscal year 2014 and you also considered the impact to adjusted EBITDA, adjusted net income, and adjusted net income per common share. Please tell us the amount of your forecasted pre-tax income and include in your response a quantitative assessment of materiality of the correction as it relates to the measures you considered.

RESPONSE

In our quantitative assessment of materiality for fiscal year 2014, we utilized forecasted amounts for fiscal year 2014, which were based on actual results through the second quarter of fiscal 2014 and forecasted amounts for the remainder of the fiscal year.  The table below illustrates the impact of the adjustments to various income statement financial statement measures in fiscal year 2014 utilizing the iron curtain method:

** Confidential treatment requested by The Container Store Group, Inc.

(TCS-001)

FOIA Confidential Treatment Requested by The Container Store Group, Inc. Pursuant to Rule 83 (17 C.F.R. § 200.83)

(in millions, unless otherwise noted)	FY 2014 as forecasted Q2 (before tax adjustment)			FY 2014 as forecasted Q2 (after tax adjustment)			FY 2014 as forecasted Q3 (before tax adjustment)			FY 2014 as forecasted Q3 (after tax adjustment)
Forecasted pre-tax income	$	[**]		$	[**]		$	[**]		$	[**]
Percent of forecasted pre-tax income	[**]		%	[**]		%	[**]		%	[**]		%
Forecasted net income	$	[**]		$	[**]		$	[**]		$	[**]
Percent of forecasted net income	[**]		%	[**]		%	[**]		%	[**]		%
Forecasted net income per common share	$	[**]		$	[**]		$	[**]		$	[**]
Percent of forecasted net income per common share	[**]		%	[**]		%	[**]		%	[**]		%
Forecasted adjusted EBITDA	$	[**]		$	[**]		$	[**]		$	[**]
Percent of adjusted EBITDA	[**]		%	[**]		%	[**]		%	[**]		%
Forecasted adjusted net income	$	[**]		$	[**]		$	[**]		$	[**]
Forecasted adjusted net income per common share	$	[**]		$	[**]		$	[**]		$	[**]

In the table above, we have considered certain measures calculated in accordance with GAAP, as well as other non-GAAP measures such as adjusted EBITDA, adjusted net income, and adjusted net income per common share.  We included an analysis of these non-GAAP measures in our quantitative assessment because we believe they provide meaningful supplemental information to investors and analysts.  Specifically, and as noted in our fiscal 2014 earnings releases and public filings, these non-GAAP financial measures allow investors to better understand the performance of the Company’s business and facilitate a meaningful evaluation of its fiscal 2014 quarterly and year-to-date income (loss) per common share and actual results on a comparable basis with its fiscal 2013 quarterly and year-to-date results. Based on the quantitative analysis summarized above, and in conjunction with our qualitative assessment, we determined that the error would not be material to the fiscal year 2014 financial statements.

* * * *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to telephone the undersigned at (972) 538-6408 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jodi L. Taylor

Jodi L. Taylor
Chief Financial Officer

** Confidential treatment requested by The Container Store Group, Inc.

(TCS-002)